January 29, 2020

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,256 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add several new series of the Trust: PFG American Funds Growth Strategy Fund, PFG American Funds Conservative Income Strategy Fund, PFG BR Equity ETF Strategy Fund, PFG Sector Equity Business Cycle Strategy Fund, PFG Equity Index Focused Strategy Fund, and PFG Tactical Income Strategy Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla